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11017484

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2011
WASH, D.C.
211

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD
(No. and Street)

VENICE (City) FL (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JERE A. BERKEY, CPA
(Name – *if individual, state last, first, middle name*)

5420 EAGLES POINT CIRCLE #106 SARASOTA, FL 34285
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

m

OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY INVESTMENTS, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

CLAIRE A. GUILMETTE
Notary Public - State of Florida
My Comm. Expires May 23, 2013
Commission # DD 884089
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

Jere A. Berkey, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
SARASOTA, FLORIDA

JERE A. BERKEY, C. P. A.
Certified Public Accountnat
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

Tel (941) 924-6563 Fax (941) 927-6893 E-Mail: jabs _ 39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

As required under the Security and Exchange Commission Act of 1934 and (SEC) Rule 17a-5(j), a Supplemental Report is required to be filed by the accountant describing any material inadequacies found to exist or found to have existed since the date of the previous audit. If the audit did not disclose any material inadequacies, the supplemental report shall so state.

In planning and performing my audit of the financial statements of Integrity Investments, Inc, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United State of America, I considered Integrity Investment's, Inc. internal controls over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Integrity Investments, Inc.
Board of Directors
February 21, 2011

My consideration of internal control was for the limited purpose described in the second paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. I did not identify any deficiencies in internal control that I consider to be material weaknesses, as defined above.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 21, 2011

JERE A. BERKEY, C. P. A.
Certified Public Accountant
5420 Eagles Point Circle, # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941-927-6893 E-mail jabs_39@ hotmail.com

February 21, 2011
To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts. There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted

Jere A. Berkey, C. P. A.

JERE A. BEKEY, C. P. A.
Certified Public Accountant
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

Tel (941-924-6563 Fax (941-927-6893 E-Mail: jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice Florida

As required under the Securities Investor Protection Corporation (SIPC) and under the Securities and Exchange Commission Act of 1934, all members of (SIPC) shall file with the report a supplemental report which shall be covered by an opinion of the independent public accountant on the status of the membership of the broker or dealer in SIPC

I have examined the General Assessment payment form SIPC-6 and the Transitional Assessment Reconciliation form SIPC-7T for the year ended December 31, 2010 as to their accuracy, content, submission and payments.

In my opinion, the assessments were determined fairly in accordance with applicable instructions and forms and all information as presented on the forms by company management appear to be correct.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 21, 2011

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

CONTENTS

	PAGE
ACCOUNTANT'S AUDIT REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Income and Accumulated Deficit	3
Statement of Cash Flows	4
Notes to Financial Statements	5-7
SUPPLEMENTARY INFORMATION	
Schedule of Selling, General and Administrative Expenses	8
Computation of Net Capital Requirements	10
Reconciliation of Computation of Net Capital	11
Statement of Changes in Stockholder's Equity	12
Statement of Changes in Liabililties Subordinated to Claims of General Creditors	13

JERE A. BERKEY, C. P. A
Certified Public Accountant
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941) 927-6893 E-Mail jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

I have audited the accompanying balance sheet of Integrity Investments, Inc., as of December 31, 2010, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluationg the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

An integral part of the audit was to determine if there were any material inadequacies in the accounting system, internal accounting controls, and procedures for safeguarding securities and practices and procedures specified in Reg. 240.17a-5. Please refer to the Supplemental Report as required under the Security and Exchange Commission Act of 1934 and (SEC) Rule 17a-5(j).

In my opinion, the financial statements refered to in the preceding present fairly, in all material respects, the financial position of Integrity Investments, Inc., as of December 31, 2010, and the re-sults of its operations and cash flows for the year ended in conformity with accounting principl-es accepted in the United States of America.

The accompanying schedules and information relating to capital and reserve requirements are presented as supplementary data and have been subject to audit procedures applied in the basic financial statements. Further supplemental information contained with respect to condensed information of the subsidiary was subject to the same auditing procedures in the audit of the subsidiary financial statements. There was no material modifications to be made to such data.

Jere A. Berkey, C. P. A.
Sarasota, Florida
Februaru 21, 2011

INTEGRITY INVESTMENTS, INC
BALANCE SHEET
December 31, 2010

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 46,208
Accounts Receivble	63,084
Prepaid expenses	1,460
TOTAL CURRENT ASSETS	110,752
INVESTMENTS	
Investment in subsidiary	150,000
TOTAL INVESTMENTS	150,000
PROPERTY AND EQUIPMENT	
Office equipment	9,586
Office furniture and fixtures	27,404
Less : Accum. Depreciation	(35,207)
TOTAL PROPERTY AND EQUIPMENT	1,783
OTHER ASSETS	
Leasehold Improvements	4,172
Less accumulated amortization	(276)
TOTAL OTHER ASSETS	3,896
TOTAL ASSETS	$ 266,431
LIABILITIES & STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable - trade	$ 7,266
Accrued expenses	15,335
TOTAL CURRENT LIABILITIES	22,601
NON-CURRENT LIABILITIES	
Subordinated loan & Acc. Int. pay.	369,182
TOTAL NON-CURRENT LIABILITIES	369,182
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value	958,920
Additional paid-in capital	493,500
Treasury stock	(140,000)
Retained earnings (deficit)	(1,437,772)
TOTAL STOCKHOLDER'S EQUITY	(125,352)
TOTAL LIABILITIES & STOCKHOLDER'S E	$ 266,431

See accompanying notes

INTEGRITY INVESTMENTS, INC
STATEMENT OF LOSS AND ACCUMULATED DEFICITS
For the year ended December 31, 2010

REVENUE	
Commissions	$ 385,808
Consulting Fees	250,000
TOTAL REVENUE	635,808
SELLING EXPENSES	47,462
GENERAL & ADMIN. EXPENSES	582,644
NON-OPERATING (INCOME) & EXP	
Interest expense	(16,046)
Dividends	1
TOTAL NON-OPERATING (INCOME) & EXP	(16,045)
NET INCOME (LOSS)	(10,343)
BEGINNING RETAINED EARNINGS	(1,427,429)
ENDING RETAINED EARNINGS	$ (1,437,772)

See accompanying notes

INTEGRITY INVESTMENTS, INC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIE		
Net income(loss)	$	(10,343)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation & Amort Expense		3,216
Change in accounts receivable		(28,704)
Change in prepaid assets		(44)
Change in accounts payable		(279)
Change in accrued expenses		3,839
Increase in accrued interest		16,046
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		(16,269)
CASH FLOWS FROM INVESTMENT ACTIVITI		
Leashold Improvements		(4,172)
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		(4,172)
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES		-0-
NET INCREASE(DECREASE) IN CASH		(20,441)
CASH AT BEGINNING OF PERIOD		66,649
CASH AT END OF PERIOD	$	46,208
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Income Taxes	$	-0-

See accompanying notes

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A- SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Nature of Business

Integrity Investments, Inc., was incorporated on September 8, 1992, and acted as a broker-dealer and distributor for the Valiant funds. Beginning in July 2007, a commission-sales agreement was entered into with the Dreyfus Cash Management Family of Funds to promote their products to Integrity 's clients. The former investors in the previous Valiant Funds were rolled into the Dreyfus family of funds. Other marketing, distribution and service agreements have also been used in promoting the products to Integrity's clients.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated MACRS 200% DB for federal income tax purposes.

Income Taxes

Beginning in 1992, the company's operations were consolidated with their wholly owned subsidiary, Integrity Management & Ressearch, Inc., for income tax purposes. The companies have not accrued and deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large net operating loss carry ford.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc., is the parent to Integrity Management & Research, Inc., a wholly owned subsidiary. While Integrity Management and Research, Inc. was in a development state from inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company. The parent company acted as the promoter for the Valiant Fund shares and provided shareholder services through June 2007. In return, it received payments from the subsidiary for these services. These arrangement for services provided to the subsidiary ceased as of June 30, 2007. Beginning in July 2007, the company commenced using the Dreyfus Family of funds for their customers.

Another marketing, distribution and service agreement was completed as of January 11, 2010 with a company known as Fundcore Finance Group LLC, which will use Integrity Investments, Inc. to provide certain marketing, distribution and services with respect to the Integrity Relationships and the Fundcore Products.

The initial term of the agreement was from November 1, 2009 to October 31, 2010 with an automatic renewal of one year unless otherwise advised by Fundcore. The fees derived for services provided are designated as consulting fees in the financial statements.

NOTE C - INCOME TAXES

In the years ended December 31, 1992, through 2010, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes.
The operating losses have been available to offset taxable income for subsequent years through year ended December 31, 2010. No tax benefit was recorded in prior financial statements because of the uncertainty of future results of operations.
In the current year, no tax provisions (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, not future tax benefits have been recorded.

NOTE D - CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2010

NOTE E - LONG TERM SUBORDINATED LOAN PAYABLE

The Company received $ 125,000 through the issuance of a 12% subordinated loan DTD October 1, 1994. The original terms of the loan specified that the principal sum of $ 125,000 be repaid on October 31, 1997 together with interest.

The subordinated loan agreement for equity capital was sumbitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made.

The company has periodically requested NASD approval to extend the original due dates on the subordinated loan principle and interest. Permission was granted.

On September 27, 2006, the loan principal and accrued interest were combined for a new subordinated loan of $ 303,761 with interest thereon payable at the rate of 5 % per annum effective with the date of this agreement. NASD approval was granted on September 28, 2006 for the latest extension until September 30, 2009.

The previous subordinated loan extension was approved September 9, 2009 extending the maturity unitl September 30, 2011.
The most recent subordinated loan agreement was approved on November 10, 2010 whereby, the loan principal and accrued interest up through November 7, was combined for a new loan principal of $ 366,475.75 with interest thereon payable at the rate of 5% per annum for a three year period with a maturity date of November 8, 2013.

NOTE - E (CONTINUED)

Further, Appendix D of section Rule 15c3-1, requires the prior written approval of NASD before any repayment of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances would constitute unauthorized repayments.

Further provisions covering these agreements are contained within 17 CFR240-15C3-1 to C3-3a.

NOTE F- OFFICE-CONDO BUILDING LEASE AGREEMENT

The company sold their condominium office in March 2007 with the buyer agreeing to assume the outstanding mortgage balance at that time. The buyer was a related party, Curcio Properties, LLC., whose controlling shareholder is a controlling shareholder in Integrity Investments. Inc. It has been determined that the real estate sale was a bonifide real estate /armslength transaction.

The buyer agreed to enter into a lease for a period of five years beginning March 13, 2007 and terminating on the 12th day of March 2012.

Terms of the lease call for a " Base Rent " for each lease year in the sum of $ 33,717.96, payable in consecutive monthly installments of $ 2,809.83, each together with applicable sales tax. The company is also responsible for the payment of all condominuim fees, assessments, insurance , real estate taxes, maintenance and utility bills for said premises.

Beginning February 1, 2010, the company was informed that due to an ajustment in the landlord;s adjustable rate loan with their bank, there will be a reduction in the monthly lease rate beginning February 1, 2010. The new base Rent for the remaining 11 months of 2010 was $ 2,401.72 per month. All of the previous terms and conditions of the previous lease agreement remain in affect.

SUPPLEMENTARY

INFORMATION

INTEGRITY INVESTMENTS, INC.
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2010

SELLING EXPENSES		
Entertainment	$	17,959
Travel & lodging		29,503
TOTAL SELLING EXPENSES	$	47,462
GENERAL & ADMIN. EXPENSES		
Accounting and auditing	$	15,779
Bank service charges		1,360
Depreciation & Amortization		3,216
Consulting Fees		69,050
Dues and subscription		3,113
Education and Training & Conference		6,375
Fund Custodial & Shareholder Fees		33,982
Insurance		64,223
Leases-equipment		333
Legal fees		4,041
Licenses & registration fees		3,468
Office supplies& postage		2,520
Other operating expenses		141
Printing		212
Professional services		7,450
Rent-Office Building		40,468
Repairs and maintenance		770
Salaries-office		294,000
Taxes-Payroll		19,060
Taxes-Local		79
Telephone & internet		11,199
Utilities		1,804
TOTAL GENERAL & ADMIN. EXPENSES	$	582,643

See accompanying notes

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2010

SCHEDULE 1 **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$ (125,352)
Add back: Subordinated loans		369,182
Deduct: Non-allowable assets		
Investment in subsidiary	150,000	
Property and Equipment	36,990	
Allowance for depreciation	(34,843)	
Prepaid expenses	1,416	
Cash-proprietary trading	7	
Leasehold Improvements	4,172	
Allowance for amortization	(276)	157,146
Current capital		86,684
Deduct haircuts		--0--
Net allowable capital		86,684
Required capital		5,000
Excess net capital		$ 81,684

SCHEDULE 2- **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3- **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C)3-3**

There is no information required under rule 15(c)3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customer securities or cash.

See accompanying notes

INTEGRITY INVESTMENTS, INC
RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2010

Reconciliation of computation of net capital pursuant to rule 15 c3-1 between audited statements and unaudited statements as of December 31, 2010.

	Audited	Un-audited	Difference
Total Assets	$ 266,431	$ 261,657	$ 4,774
Total Liabilities	391,783	389,585	(2,198)
Net Worth	(125,352)	(127,928)	2,576
Add: subordinated loans	369,182	369,117	65
Adjusted net worth	243,830	241,189	2,641
Less: non-allowable assets			
Investment in Subsidiary	150,000	150,000	------
Furinture and fixtures	27,404	27,404	------
Office Equipment	9,586	9,586	------
Leasehold Improvements	4,172	--------	4,172
Accum depr. And Amort.	(35,483)	(34,624)	(859)
Prepaid expense	1,460	--------	1,460
Cash-Proprietory trading	7	7	
Total non-allowable	157,146	152,373	4,773
Current capital	86,684	88,816	(2,132)
Less: hair cuts	--------	-------	-------
Net capital	86,684	88,816	(2,132)
Required capital	5,000	5,000	-----
Excess net capital	$ 81,684	$ 83,816	$ (2,132)

Explanation of diffeerences:
The principal difference in total assets was due to adjustments for preaid expense, depreciationa nd amortization and leasehold improvements. Differences in liabilities were a result of changes to accrued expense and accounts payable.

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2010

Year	Common stock Shares	Common stock Amount	Additional Paid-in capital	Retained Earnings
		$	$	$
1992-93	4,000,000	400,000		(17,512)
1994	2,617,908	261,791		(331,553)
1995	1,601,286	160,129		(471,544)
1996	210,000	21,000		(536,446)
1997	143,500	14,350		(575,326)
1998	416,500	41,650	148,500	(721,845)
1999	300,000	30,000	165,000	(729,114)
2000	300,000	30,000	180,000	(739,733)
Repurch Treasury S/H	(200,000)			
2001	-----	----	-----	(726,802)
2002	-----	----	-----	(793,783)
2003	-----	----	-----	(805,450)
2004	----	----	-----	(818,769)
2005	-----	----	-----	(846,337)
2006	-----	----	-----	(906,781)
2007	-----	----	-----	(938,434)
2008	----	----	-----	(1,257,969)
2009	----	----	----	(1,427,429)
2010	----	----	----	(1,437,772)
Balances Dec. 31, 2010	9,389,194	$ 958,920	$ 493,500	$ (1,437,772)

See accompanying notes